UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AEP Industries Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001031103

(CUSIP Number)

Jason K. Greene,

Executive Vice President and Chief Legal Officer

Berry Plastics Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

(812) 424-2904

With a copy to:

Lou Spelios

Eliot Robinson

Bryan Cave LLP

One Atlantic Center

1201 W. Peachtree St., N.W., 14th Floor

Atlanta, Georgia 30309

(404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berry Plastics Group, Inc. I.R.S. Identification No. of above persons (entities only): 20-5234618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21.5% (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21.5% (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21.5% (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 21.5% of outstanding Shares (as defined herein) is being reported hereunder solely because Berry (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Berry that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 21.5% beneficial ownership is based on (i) 1,099,189 Shares beneficially owned by the Issuer Stockholders (as defined herein) that are parties to the Voting Agreements as of August 24, 2016 and (ii) 5,113,801 Shares reported outstanding as of August 19, 2016 (as set forth in the Merger Agreement referred to in this Schedule 13D).

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Item 1.	Security and Issuer.

The class of securities to which this statement (this “Schedule 13D”) relates is the shares of common stock, par value $0.01 (the “Shares” or “Issuer Common Stock”), of AEP Industries Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 95 Chestnut Ridge Road, Montvale, NJ, 07645.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Berry Plastics Group, Inc., a Delaware corporation (“Berry”).

(b)	The address and principal office of Berry is: 101 Oakley Street, Evansville, Indiana 47710.

(c)          Berry is a leading provider of value-added plastic consumer packaging, specialty, and engineered materials with a track record of delivering high-quality customized solutions to our customers. Representative examples of our products include specialty closures, prescription vials, specialty films, adhesives, corrosion protection materials, and nonwovens, as well as drink cups, thin-wall containers, and bottles. We sell our products predominantly into stable, consumer-oriented end-markets, such as healthcare, personal care, and food and beverage.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Berry that contains the following information with respect to each such person, in each case as of the date hereof: (a) name, (b) business address, (c) present principal occupation or employment and the name, (d) name of employer, and (e) citizenship.

(d) and (e):

During the last five years, neither Berry nor, to the best of Berry’s knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Berry entered into the Voting Agreements (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). Berry has not paid any consideration in respect of such agreements. Under the terms of the Merger Agreement, the Issuer will be merged with and into an indirect subsidiary of Berry, with such indirect subsidiary continuing as the surviving corporation. For a summary of certain provisions of the Merger Agreement and certain provisions of the Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

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Item 4.	Purpose of Transaction.

(a)-(j)

Agreement and Plan of Merger

On August 24, 2016, Berry entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Berry Plastics Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Berry (“Holdings”), Berry Plastics Acquisition Corporation XVI, a Delaware corporation and a direct wholly owned subsidiary of Holdings (“Merger Sub”), Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Holdings (“Merger Sub LLC”) and AEP Industries Inc., a Delaware corporation (“AEP”), providing for (i) the merger of Merger Sub with and into AEP (the “First-Step Merger”), with AEP surviving the First-Step Merger, and, (ii) thereafter, the merger of AEP with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub LLC surviving as a wholly owned subsidiary of Holdings.

The Merger Agreement has been approved by the board of directors of each of Berry and AEP, and the board of directors of AEP has agreed to recommend that AEP’s stockholders vote to approve the Merger Agreement and the transactions contemplated thereby, upon the terms and subject to the conditions set forth in the Merger Agreement.

At the effective time of the First-Step Merger (the “Effective Time”), each share of common stock (including shares underlying AEP restricted stock awards), par value $0.01 per share, of AEP (the “AEP Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of AEP Common Stock (i) owned by AEP as treasury stock, (ii) owned by Berry, Holdings, Merger Sub or Merger Sub LLC and (iii) shares of AEP Common Stock with respect to which holders have properly exercised and perfected a demand for appraisal rights pursuant to the Delaware General Corporation Law) will be converted into the right to receive, at the stockholder’s election, $110 in cash (the “Cash Consideration”) or 2.5011 shares (the “Exchange Ratio”) of Berry common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to the terms and conditions set forth in the Merger Agreement. The Merger Consideration in the Integrated Mergers will be prorated as necessary to ensure that 50% of the total outstanding shares of AEP entitled to receive Merger Consideration will be exchanged for cash and 50% of such shares will be exchanged for Berry common stock.

Each AEP stock option outstanding as of the Effective Time will be cancelled in exchange for the right to receive (i) a cash payment equal to the excess of the product of 50% of the Cash Consideration and the total number of shares of AEP Common Stock underlying such stock option over the aggregate exercise price of such stock option and (ii) a number of shares of Berry common stock equal to the product of 50% of the Stock Consideration and the total number of shares of AEP Common Stock underlying such stock option, subject to certain conditions.  Each holder of a AEP performance unit will be entitled to elect to receive either (i) a cash payment equal to the product of (A) the closing price of a share of AEP Common Stock on NASDAQ on the last full trading day prior to the Effective Time and (B) the total number of shares of AEP Common Stock subject to such performance unit or (ii) a combination of (1) a cash payment equal to the product of (A) 50% of the Cash Consideration and (B) the total number of shares of AEP Common Stock subject to such performance unit and (2) a number of shares of Berry common stock equal to the product of (A) 50% of the Stock Consideration and (B) the total number of shares of AEP Common Stock subject to such performance unit, subject to certain conditions. For performance units with a performance period as in effect immediately prior to the Effective Time, the number of performance units will be pro-rated for the period through the Effective Time based on the level of achievement of such performance condition through the last completed fiscal month prior to the Effective Time in a manner that is consistent with past practice.

Consummation of the Integrated Mergers is subject to customary conditions, including without limitation (i) the approval by the holders of at least a majority of the outstanding shares of AEP Common Stock entitled

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to vote on the Integrated Mergers; (ii) the expiration or early termination of the waiting period applicable to the consummation of the Integrated Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Antitrust Approvals”); (iii) the absence of any law, injunction, judgment or ruling restraining, enjoining, preventing or prohibiting the consummation of the Integrated Mergers; (iv) no governmental authority having instituted any legal proceeding (which remains pending) seeking to restrain, enjoin, prevent or prohibit the Integrated Mergers; (v) unless Berry has made the Alternative Funding Election (as defined below), a registration statement on Form S-4 will have been declared effective by the Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the “Securities Act”), and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings to that effect shall have been commenced or threatened by the SEC; and (vi) unless Berry has made the Alternative Funding Election, the shares of Berry common stock to be issued in the Integrated Mergers will have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance. Moreover, each party’s obligation to consummate the Integrated Mergers is subject to certain other conditions, including without limitation (a) the accuracy of the other party’s representations and warranties (in the case of AEP, generally subject to Company Material Adverse Effect (as defined in the Merger Agreement) or materiality qualifiers and, in the case of Berry, Holdings, Merger Sub and Merger Sub LLC, subject to a Berry Material Adverse Effect (as defined in the Merger Agreement) or materiality qualifiers, (b) the other party’s material compliance with its covenants and agreements contained in the Merger Agreement, (c) there having not been since the date of the Merger Agreement, in the case of AEP, a Company Material Adverse Effect, and, in the case of Berry, a Berry Material Adverse Effect, and (d) each of AEP and Berry having received written opinions from certain specified parties that the Integrated Mergers will qualify as a tax-free reorganization under the tax code. In addition, in the event of a Berry Material Adverse Effect or if the written tax opinion required to be delivered to AEP in connection with the Integrated Mergers cannot be delivered, Berry may elect, in its sole discretion, to pay 100% of the Merger Consideration in cash, subject to certain conditions (the “Alternative Funding Election”). If the Integrated Mergers are not consummated on or before February 24, 2017 (the “End Date”) (to be extended at the election of either party to August 24, 2017 if the only condition not satisfied at such time is the receipt of the Required Antitrust Approvals), either party may terminate the Merger Agreement. Consummation of the Integrated Mergers is not subject to a financing condition.

The Merger Agreement provides that, without Berry's agreement, the closing of the Integrated Mergers shall not occur earlier than the third business day immediately following the final day of the Marketing Period, a term which is defined in the Merger Agreement to be the first period of 15 consecutive business days throughout which (i) Berry shall have received certain financial information regarding AEP required in connection with Berry obtaining debt financing for the transactions contemplated by the Merger Agreement and (ii) the conditions to each party’s obligation to consummate the Integrated Mergers have been satisfied throughout such 15 business day period (other than those conditions that by their nature are to be satisfied on the closing date and, with respect to AEP shareholder approval condition, as if such condition had been satisfied on the tenth business day preceding the date such meeting is held and approval obtained). The Marketing Period will not include certain “black-out” periods centered around the Thanksgiving and Christmas holidays and is subject to customary terms and conditions.

AEP has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of AEP and its subsidiaries prior to the closing. AEP is also subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals. However, prior to approval of the Integrated

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Mergers by AEP’s stockholders, the solicitation restrictions are subject to a customary “fiduciary-out” provision which allows AEP, under certain circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an unsolicited alternative acquisition proposal that AEP’s board of directors has determined is or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement). The parties have also agreed to use their reasonable best efforts to consummate the Integrated Mergers.

The Merger Agreement contains certain termination rights for AEP and Berry, including the right of AEP in certain circumstances to terminate the Merger Agreement and accept a Superior Proposal (as defined in the Merger Agreement). If the Merger Agreement is terminated (i) by either party because the stockholders

Subject to the terms and conditions of the Merger Agreement, Berry has agreed to use its reasonable best efforts to take or cause to be taken all actions necessary or advisable to arrange and obtain debt financing for the transactions contemplated by the Merger Agreement. In connection with the execution of the Merger Agreement, on August 24, 2016, Holdings obtained financing commitments as described in Item 8.01 below.

The representations, warranties and covenants of AEP contained in the Merger Agreement have been made solely for the benefit of Berry, Holdings, Merger Sub and Merger Sub LLC. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in AEP’s filings with the SEC prior to the date of the Merger Agreement and (b) confidential disclosures made to Berry, Holdings, Merger Sub and Merger Sub LLC in the disclosure letter delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding AEP or its business.

Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AEP or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AEP’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding AEP that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Current Reports on Form 10-Q and other documents that AEP files with the SEC.

Voting Agreements

In connection with the execution of the Merger Agreement, Berry has entered into voting agreements (the “Voting Agreements”) dated as of August 24, 2016, with certain stockholders of AEP, including (i) J. Brendan Barba and The Brendan Barba GRAT Number Nine; (ii) Carolyn D. Vegliante, on behalf of herself and her children; (iii) Lauren K. Powers; (iv) John J. Powers, the 2012 Lauren Powers Trust FBO Kyle Powers, the 2012 Lauren Powers Trust FBO Ryan Powers, the 2012 Lauren Powers Trust FBO Griffin Powers and the 2012 Lauren Powers Trust FBO Brenna Powers; (v) Paul C. Vegliante, the 2012 Paul Vegliante Children’s Trust and the 2012 Carolyn Vegliante Children’s Trust; (vi) Paul M. Feeney; and (vii)

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Soko Marie Angel (each of the foregoing, an “Issuer Stockholder” and, together the “Issuer Stockholders”). The Voting Agreements generally require, subject to certain exceptions, such stockholders to vote, or cause or direct to be voted, all of the shares of Company Common Stock beneficially owned by them in favor of adoption of the Merger Agreement and the Integrated Mergers and against matters that would reasonably be expected to materially impede, interfere with, delay or postpone any of the transactions contemplated by the Merger Agreement. Additionally, the stockholders are prohibited from (i) taking certain actions to solicit, initiate or knowingly encourage or knowingly facilitate any alternative acquisition proposal provided that the stockholders may take such actions consistent with the Merger Agreement in their respective capacities as officers or directors of AEP or (ii) transferring their shares, subject to certain exceptions. The voting agreements automatically terminate without any further action required by any person upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and (c) except as otherwise permitted pursuant to the Merger Agreement, the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the consideration to the stockholders of AEP.

The foregoing summaries of the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Voting Agreements, filed as Exhibit 1 and Exhibit 2 respectively, to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b):

Prior to August 24, 2016, Berry was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreements, Berry may be deemed to beneficially own 1,099,189 Shares (with shared voting power and shared dispositive power) representing approximately 21.5% of the total outstanding Shares, based on 5,113,801 Shares reported outstanding as of August 19, 2016 (as set forth in the Merger Agreement). Information regarding the Issuer Stockholders’ beneficial ownership is based upon information regarding the number of shares subject to the Voting Agreements. Berry disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by Berry as to the beneficial ownership of such Shares. To Berry’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, Berry (i) is not entitled to any rights as a stockholder of the Issuer with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Berry is the beneficial owner of any securities of the Issuer (including, without limitation, the Shares owned by the Shareholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c)	Except as described in this Schedule 13D, no transactions in the Shares were effected during the past 60 days by Berry, or, to the best of the knowledge of Berry, by any of the other persons listed on Schedule A hereto.

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(d)	To the knowledge of Berry, no person other than the Issuer Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e)	Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein.

Except as described in this Schedule 13D, neither Berry nor, to the best of their knowledge, any of the other persons listed on Schedule A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP Industries Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Berry Plastics Group, Inc., on August 26, 2016).

Exhibit 2	Form of Voting Agreement, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., and certain stockholders of the Issuer. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Berry Plastics Group, Inc., on August 26, 2016).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2016	BERRY PLASTICS GROUP, INC.

	By:	/s/ Jason K. Greene
	Name:	Jason K. Greene
	Title:	Executive Vice President and Chief Legal Officer

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BERRY

The following table sets forth the (a) name and (b) present principal occupation or employment of each of the directors and executive officers of Berry. To Berry’s knowledge, all directors and officers listed below are citizens of the United States. The business address of all directors and officers listed below is c/o Berry Plastics Group, Inc., 101 Oakley Street, Evansville, Indiana 47710.

Name	Present Principal Occupation or Employment

Jonathan D. Rich	Chairman, Chief Executive Officer and Director of Berry

Mark W. Miles	Chief Financial Officer and Treasurer of Berry

Curtis L. Begle	President, Engineered Materials Division of Berry

Thomas E. Salmon	President, Consumer Packaging Division of Berry

Scott M. Tracey	President, Health, Hygiene, and Specialties Division of Berry

Jason K. Greene	Executive Vice President, Chief Legal Officer, and Secretary of Berry

James M. Till	Executive Vice President and Controller of Berry

B. Evan Bayh	Director of Berry; Partner of McGuire Woods LLP; Senior Advisor of Apollo Global Management

Jonathan F. Foster	Director of Berry; Founder and a Managing Director of Current Capital LLC

Idalene F. Kesner	Director of Berry; Dean for Indiana University’s Kelley School of Business

Carl J. Rickertsen	Director of Berry; Managing Partner of Pine Creek Partners

Ronald S. Rolfe	Director of Berry; Retired Partner of Cravath, Swaine & Moore LLP

Robert V. Seminara	Director of Berry; Senior Partner of Apollo Global Management

Robert A. Steele	Director of Berry; Retired Vice Chairman Health Care of Procter & Gamble

Stephen E. Sterrett	Director of Berry; Retired Chief Financial Officer of Simon Property Group, Inc.

Scott B. Ullem	Director of Berry; Chief Financial Officer of Edwards Lifesciences Corporation

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